

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimilie: (310) 478-8776

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
DEC 2 1 2006
WASH., D.C.
210
SECTION

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a media release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

Enclosures

dw 12/22

SEC File Number 082-35029

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

20 December 2006



PROCESSING
RECEIVED
DEC 2 1 2006
WASH. DC
210
SECTION

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
WESTFIELD GROUP RAISES £524 MILLION / A$1.3 BILLION FROM A NEW JOINT VENTURE WITH QUEENSLAND INVESTMENT CORPORATION AT MERRY HILL, UK

A Media Release in relation to the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

SEC File Number 082-35029


SEC MAIL PROCESSING
RECEIVED
DEC 21 2006
WASH, D.C. SECTION
210

Westfield

20 December 2006

MEDIA RELEASE

WESTFIELD GROUP RAISES £524 MILLION / A$1.3 BILLION FROM A NEW JOINT VENTURE WITH QUEENSLAND INVESTMENT CORPORATION AT MERRY HILL, UK

The Westfield Group (ASX: WDC) today announced the formation of a new joint venture with Queensland Investment Corporation (QIC) in respect of the Merry Hill shopping centre, near Birmingham in the West Midlands, United Kingdom.

Westfield has sold a 50% interest in the Merry Hill shopping centre and surrounding development land to QIC for £524 million / A$1.3 billion. The joint venture has appointed Westfield as Property, Leasing and Development Manager of the centre.

Merry Hill is one of the largest shopping centres in the UK with an area of approximately 150,000 square metres and contains Debenhams and Marks and Spencer department stores, Asda and Sainsbury supermarkets and over 250 specialty stores and 8,000 car spaces.

"Today's announcement continues the Group's capital initiatives, raising equity capital for reinvestment in our global redevelopment programme," said Group Managing Director Steven Lowy.

The Westfield Group purchased its 100% interest in the Merry Hill as part of the Chelsfield/Duelguide acquisition in December 2004 at a cost of £875 million and, to date, a further £16 million of capital expenditure has been incurred. The total transaction value of £1,048 million includes development land valued at £58 million. The implied centre value of £990 million represents a current income yield (on 2006 income after management fees) of 4.3%, exceeding the total cost of £891 million and the current carrying value of £936 million.

"We are very pleased to have formed this joint venture with QIC in the UK. The Group has enjoyed a long and successful relationship with QIC at Helensvale in Australia and we look forward to the international extension of this relationship." Steven Lowy said.

This transaction will not impact on the distribution forecast of A$1.065 per security for the 12 month period to December 2006.

- ENDS -

Westfield Group

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 121 shopping centers in four countries, with a total value in excess of A$57 billion and is the largest retail property group in the world by equity market capitalisation.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579
AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426